Paramount Energy Trust

Consolidated Balance Sheets

As at	September 30, 2009	December 31, 2008
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 34,087	$ 63,612
Marketable securities	175	127
Financial instruments (note 10)	34,037	45,262
	68,299	109,001

Property, plant and equipment (note 2)	977,021	954,153
Goodwill	29,129	29,129
Financial instruments (note 10)	25,420	13,406
	$ 1,099,869	$ 1,105,689

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 24,834	$ 50,473
Distributions payable	6,197	11,297
Bank debt (note 5)	7,763	9,828
Convertible debentures (note 6)	55,131	5,848
	93,925	77,446

Long term bank debt (note 5)	291,017	276,976
Gas over bitumen royalty adjustments (notes 12 and 13)	80,610	74,643
Asset retirement obligations (note 9)	191,808	179,723
Convertible debentures (note 6)	168,821	221,518
Future income taxes	3,494	16,086
Non-controlling interest (note 4)	1,583	1,871

Unitholders’ equity
Unitholders’ capital (note 7)	1,145,489	1,108,453
Equity component of convertible debentures (note 6)	7,335	7,335
Contributed surplus (note 8)	18,370	12,873
Deficit	(902,583)	(871,235)
	268,611	257,426
	$ 1,099,869	$ 1,105,689
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 10, 11, 12 and 13

Paramount Energy Trust

Interim Consolidated Statements of Earnings (Loss) and Deficit

	Three months		Nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 47,875	$ 149,216	$ 189,256	$ 434,486
Royalties	(2,869)	(27,147)	(14,386)	(74,177)
Realized gain on financial instruments (note 10)	56,335	(888)	145,884	(9,948)
Unrealized gain (loss) on financial instruments (note 10)	(45,761)	168,878	(25)	19,243
Call option premiums received (note 10)	1,064	-	4,331	-
Gas over bitumen revenue (note 12)	263	1,016	1,109	2,896
	56,907	291,075	326,169	372,500

Expenses
Operating	27,937	32,753	86,122	94,346
Transportation costs	2,304	3,493	8,913	10,818
Exploration expenses	4,559	2,017	15,243	7,675
General and administrative (note 8)	9,484	7,596	28,374	26,929
Interest and other	3,181	3,876	8,874	11,460
Interest on convertible debentures	4,623	4,619	13,804	13,786
Gain on sale of property, plant and equipment	-	-	(197)	(1,528)
Depletion, depreciation and accretion	43,380	56,018	138,871	169,413
	95,468	110,372	300,004	332,899
Earnings (loss) before income taxes	(38,561)	180,703	26,165	39,601
Future income tax expense	6,118	-	1,220	-
Current taxes	-	-	-	-
	6,118	-	1,220	-
Net earnings (loss) before non-controlling interest	(44,679)	180,703	24,945	39,601
Non-controlling interest (note 4)	528	93	735	170
Net earnings (loss)	(44,151)	180,796	25,680	39,771
Deficit, beginning of period	(840,108)	(975,576)	(871,235)	(768,099)
Distributions declared	(18,324)	(33,584)	(57,028)	(100,036)
Deficit, end of period	(902,583)	(828,364)	(902,583)	(828,364)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income, end of period	$ (902,583)	$ (828,364)	$ (902,583)	$ (828,364)

Earnings (loss) per Trust Unit (note 7(c))
Basic	$ (0.36)	$ 1.62	$ 0.22	$ 0.36
Diluted	$ (0.36)	$ 1.60	$ 0.22	$ 0.35
Distributions per Trust Unit	$ 0.15	$ 0.30	$ 0.49	$ 0.90

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three months		Nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (44,151)	$ 180,796	25,680	$ 39,771
Items not involving cash
Depletion, depreciation and accretion	43,380	56,018	138,871	169,413
Trust Unit-based compensation	3,238	1,167	6,345	4,195
Unrealized loss (gain) on financial instruments	45,761	(168,878)	25	(19,243)
Gain on sale of property, plant and equipment	-	-	(197)	(1,528)
(Gain) or loss on marketable securities	(34)	571	(48)	27
Future income tax expense	6,118	-	1,220	-
Non-cash interest expense on convertible debentures	813	828	2,452	2,474
Non-cash exploration expense	2,209	65	6,601	65
Non-controlling interest	(528)	(93)	(735)	(170)
Gas over bitumen royalty adjustments	1,575	4,988	5,968	13,559
Expenditures on asset retirement obligations	(483)	(684)	(2,913)	(3,590)
Change in non-cash working capital	(3,319)	(2,222)	8,637	(14,388)
Cash flow provided by operating activities	$ 54,579	$ 72,556	$ 191,906	$ 190,585

Financing activities
Issue of Trust Units	628	-	1,178	3,832
Distributions to Unitholders	(15,323)	(25,535)	(54,027)	(83,121)
Repayment of convertible debentures	(5,866)	-	(5,866)	-
Change in bank debt	(26,609)	(27,683)	(40,473)	(48,116)
Change in non-cash working capital	3,580	3,170	(2,716)	2,375
	(43,590)	(50,048)	(101,904)	(125,030)

	$ 10,989	$ 22,508	$ 90,002	$ 65,555

Investing activities
Acquisition of properties and corporate assets	(457)	(2,255)	(14,599)	(3,035)
Acquisition of Profound (note 3)	(6,197)	-	(27,460)	-
Acquisition of non-controlling interest (note 3)	447	-	447	-
Exploration and development expenditures	(9,448)	(34,061)	(52,308)	(92,404)
Proceeds on sale of property and equipment	1,240	11,753	10,693	18,745
Proceeds on sale of marketable securities	-	770	-	770
Change in non-cash working capital	3,426	1,285	(6,775)	10,369
	$ (10,989)	$ (22,508)	$ (90,002)	$ (65,555)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 3,492	$ 3,768	$ 14,550	$ 19,097
Taxes paid	-	-	-	-

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2008. Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 31 through 37 of the Trust’s 2008 annual report and should be read in conjunction with these interim financial statements.

New accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. This accounting pronouncement did not result in any changes to the Trust’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011.  This standard was amended to require the expensing of acquisition costs, additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations.  Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require a change in the measurement of non-controlling interest and will require the non-controlling interest to be presented as part of unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation of the result between the controlling interest and non-controlling interest outside of the income statement. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. PET has not early adopted Section 1582 as at September 30, 2009.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. The Trust has initiated the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. At this time, the impact on PET’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified, however, as the Trust currently reports under successful efforts, it is anticipated that the transition to IFRS will result in less of an impact than that for a full cost oil and gas reporting entity. The Trust will continue to monitor any changes on the path of adoption of IFRS and will update its conversion plan as necessary.

Financial Instruments

In May 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.

Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Trust on December 31, 2009.

2.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2009	December 31, 2008
Petroleum and natural gas properties	$ 2,199,616	$ 2,051,890
Asset retirement costs	157,070	154,720
Corporate assets	4,833	4,205
	2,361,519	2,210,815
Accumulated depletion and depreciation	(1,384,498)	(1,256,662)
	$ 977,021	$ 954,153

Property, plant and equipment at September 30, 2009 included $135.6 million (December 31, 2008 - $126.8 million) currently not subject to depletion and $26.8 million (December 31, 2008 - $26.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties. See note 3 for the impact of an acquisition on property, plant & equipment as at September 30, 2009.

3.

PROFOUND ACQUISITION

On June 30, 2009, pursuant to a takeover offer announced on March 31, 2009, the conversion of previously issued special warrants and open market purchases, PET acquired 67.3 percent of the outstanding common shares and thereby gained control of Profound Energy Inc. (“Profound”). On August 13, 2009 PET completed the second stage of the announced transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. The Trust paid $19.8 million for this additional ownership of Profound, reducing non-controlling interest by $45.4 million and property plant and equipment by $28.1 million while increasing the asset retirement obligation by $0.6 million and the future income tax asset by $3.1 million. Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases and $14.4 million for the tendered shares on June 30, 2009 and August 13, 2009, and $3.1 million of acquisition costs for a total of $27.5 million. In addition, PET issued 10 million Trust Units to Profound shareholders valued at $32.0 million, using PET’s weighted average unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit. The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, using a combination of fair values of the acquired assets and assumed liabilities at both June 30, 2009 and August 13, 2009. The Trust has not yet finalized its determination of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

Cash consideration	$ 24,407
Trust Units issued	32,008
Acquisition costs	3,053
Total consideration	$ 59,468

Property, plant and equipment	$ 101,478
Future tax asset	13,811
Accounts receivable	6,686
Financial instruments	814
Accounts payable and accrued liabilities	(6,324)
Bank debt	(52,449)
Asset retirement obligation	(4,548)
Net assets acquired	$ 59,468

4.

NON-CONTROLLING INTEREST

PET has a 93 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining seven percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

5.

BANK DEBT

PET has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). With the persistent weakness in natural gas prices in 2009, lenders have significantly reduced the natural gas price forecasts used in their credit evaluations. As a result PET expects that the borrowing base under the Credit Facility will be reduced by approximately 10 percent in the next few weeks following the completion of the semi-annual borrowing base review by the Lenders. The revolving nature of the facility expires on May 24th, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $12.7 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, distributions would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2009 was 3.8 percent.

During the three months ended September 30, 2009, the Trust repaid and terminated Profound’s revolving credit facility.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank in the amount of $10 million. The facility has been renewed to April 30, 2010. At September 30, 2009 Severo had $7.8 million drawn on the facility.

6.

CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

On October 14, 2009, the Trust announced that it intends to seek debenture holder approval to combine and amend the terms of the 2005 6.25% and 2006 6.25% Debentures. The proposed changes to the terms include an increase of the coupon rate by 0.50% to 6.75%, reduction of the conversion price to $8.40, extension of the maturity date to October 31, 2016 and provision of a four year non-call ending on October 31, 2013. The Trust has scheduled a meeting of debentureholders on November 13, 2009 to approve the amendments.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) matured and were paid out in cash on September 30, 2009.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

	8% Series Amount	2005 6.25% Series Amount	2006 6.25% Series Amount	6.5% Series Amount	Total Amount
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135
Accretion of non-cash equity component	-	116	731	499	1,346
Amortization of debenture issue fees	47	443	865	601	1,965
Converted to Trust Units	-	-	-	(71)	(71)
Short term balance, December 31, 2008	$ 5,848	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	$ 221,518
Accretion of non-cash equity component	-	88	548	375	1,011
Amortization of debenture issue fees	18	330	645	448	1,441
Repayment of principal on maturity	(5,866)	-	-	-	(5,866)
Short term balance, September 30, 2009	-	$ 55,131	-	-	$ 55,131
Long term balance, September 30, 2009	-	-	$ 97,170	$ 71,651	$ 168,821
Market value, September 30, 2009	-	$ 55,271	$ 98,972	$ 71,404	$ 225,647
Principal amount of debentures outstanding, September 30, 2009	-	55,271	99,972	74,925	230,168

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2007	$ 7,338
Conversion of Trust Units	(3)
Balance, as at December 31, 2008 and September 30, 2009	$ 7,335

7.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2007	109,557,418	$ 1,083,250
Units issued pursuant to Unit Incentive Plan	75,000	662
Units issued pursuant to Bonus Rights Plan	65,491	914
Units issued pursuant to Distribution Reinvestment Plan	3,264,593	23,563
Units issued pursuant to conversion of debentures	5,281	75
Issue costs on convertible debentures converted to Trust Units	-	(2)
Trust Unit issue costs	-	(9)
Balance, December 31, 2008	112,967,783 $ 1,108,453
Units issued pursuant to Unit Incentive Plan	136,125	1,138
Units issued pursuant to Bonus Rights Plan	55,115	268
Units issued pursuant to Dividend Reinvestment Plan	685,959	3,002
Units issued pursuant to Optional Cash Payments	138,200	620
Units issued pursuant to Profound acquisition	9,971,460	32,008
Balance, September 30, 2009	123,954,642	$ 1,145,489

c)

Per Unit Information

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the three and nine months ended September 30, 2009 of 121,452,176 and 115,861,258 (2008 – 111,782,682 and 111,005,063 respectively).  PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per unit amounts for the three and nine months ended September 30, 2009, 1,096,804 and 736,850 Trust Units were added to the basic weighted average number of Trust Units outstanding (2008 – 1,434,959 and 1,450,642 Trust Units respectively) for the dilutive effect of incentive rights, bonus rights and convertible debentures.  In computing diluted per unit amounts for the three and nine month periods ended September 30, 2009, 6,391,428 and 6,751,382 incentive and bonus rights respectively, as well as 12,746,394 potentially issuable Trust Units through the Convertible Debentures (see note 6) were excluded as the exercise and conversion prices were out of the money at September 30, 2009 (for three and nine months ended September 30, 2008 –3,407,500 incentive rights, 12,751,675 potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

e)

Premium Distribution Reinvestment Plan

PET has adopted a Premium DistributionTM and Distribution Reinvestment Plan (the "Premium DRIP Plan") in connection with the September 2009 cash distribution.  This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the "Original Plan").  The primary differences between the Premium DRIP Planand the Original Plan are the addition of the Premium DistributionTM component under the Premium DRIP Planand the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP Plan allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP Plan, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date.  Participants in the distribution reinvestment component of the Premium DRIP Planwill have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP Plan).  The Premium DRIP Planalso allows eligible Unitholders to otherwise elect, under the Premium DistributionTM component of the Premium DRIP Plan, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date.  In the event that eligible Unitholders elect to participate in the Premium DistributionTM component of the Premium DRIP Plan, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.  Canaccord Capital Corporation will act as the Plan Broker for the Premium DistributionTM component of the Premium DRIP Plan.

8.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has in place a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors administers the Unit Incentive Plan and determines participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The exercise price of the Incentive Rights (“Exercise Price”) is, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant. The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit. The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three and nine month periods ended September 30, 2009 the Trust recorded $ 3.2 million and $ 6.3 million respectively in Trust Unit compensation ($1.2 million and $4.2 million respectively for the three and nine month periods ended September 30, 2008).

At September 30, 2009 PET had 7.5 million Unit Incentive and Bonus Rights issued and outstanding relative to the 12.4 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 7 (b)).  As at September 30, 2009, 947,750 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (1,015,875 as of September 30, 2008).

During the quarter, the Board of Directors approved the cancellation of 2,521,375 Incentive Rights and as a result, $2.1 million was included in Trust Unit based compensation expense.

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2009	2008
Distribution yield (%)	0.0	0.0
Expected volatility (%)	45.4 – 51.6	30.0 – 32.0
Risk-free interest rate (%)	1.56 – 2.22	2.66 – 3.46
Expected life of Incentive Rights (years)	3.75 – 4	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	1.63	2.37

Incentive Rights	Average exercise price	Incentive rights
Balance, December 31, 2007	$ 11.02	6,690,875
Granted	7.11	1,024,000
Exercised	4.42	(75,000)
Forfeited	7.91	(213,375)
Balance, December 31, 2008	10.64	7,426,500
Granted Exercised	4.34 4.04	3,183,250 (136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.56	(759,875)
Balance, September 30, 2009	$ 4.82	7,201,375

The following table summarizes information about Incentive Rights outstanding at September 30, 2009 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at September 30, 2009	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at September 30, 2009	Weighted average exercise price/Incentive Right
$2.98 - $7.53	6,364,875	3.9	$ 4.23	799,625	$ 4.53
$7.54 - $8.33	126,500	2.8	7.54	63,250	7.54
$8.34 - $14.35	697,500	2.7	9.65	72,375	9.38
$14.36 - $22.70	12,500	0.3	16.15	12,500	16.15
Total	7,201,375	3.7	$ 4.82	947,750	$ 5.26

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2007	$ 8,446
Trust Unit-based compensation expense	5,671
Transfer to Unitholders’ capital on exercise of Incentive Rights	(330)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(914)
Balance, as at December 31, 2008	12,873
Trust Unit-based compensation expense	6,345
Transfer to Unitholders’ capital on exercise of Incentive Rights	(580)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(268)
Balance, as at September 30, 2009	$ 18,370

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and nine month periods ended September 30, 2009, $0.1 and $0.8 million compensation expense was recorded in respect of the Bonus Rights granted (three and nine month period ended September 30, 2008 - $0.9 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2007	93,419
Granted	110,315
Exercised	(65,491)
Forfeited	(1,174)
Additional grants for accrued distributions	24,781
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(55,115)
Additional grants for accrued distributions	28,439
Balance, September 30, 2009	286,858

9.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $ 191.8 million as at September 30, 2009 based on an undiscounted total future liability of $ 388.9 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used an average credit adjusted risk free rate of 8 percent to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2009	December 31, 2008
Obligation, beginning of year	$ 179,723	$ 194,132
Obligations acquired	7,887	-
Obligations incurred	1,635	3,523
Obligations disposed	(5,559)	(4,695)
Revisions to estimates	-	(21,915)
Expenditures for obligations during the period	(2,913)	(5,226)
Accretion expense	11,035	13,904
	$ 191,808	$ 179,723

10.

FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

➢

Credit risk

➢

Liquidity risk

➢

Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Trust manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Trust’s allowance for doubtful accounts as at September 30, 2009 is $4.5 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $9.0 million as at September 30, 2009. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $2.8 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 5. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at September 30, 2009:

Contractual repayments of financial liabilities	Total	2009	2010	2011-2013	Thereafter
Accounts payable and accrued liabilities	$ 24,834	$ 24,834	$ -	$ -	$ -
Distributions payable	6,197	6,197	-	-	-
Current bank debt – principal	7,763	-	7,763	-	-
Long term bank debt – principal	291,017	-	-	291,017	-
Convertible debentures – principal(1)	230,168	-	55,271	174,897	-
Total	$ 559,979	$ 31,031	63,034	$ 465,914	$ -

 (1) Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2009	2010	2011-2013	Thereafter
Interest payment on bank debt(1)	$ 18,610	$ 2,850	$ 11,279	$ 4,481	$ -
Interest on convertible debentures(2)	25,877	3,643	12,846	9,388	-
Total	$ 44,487	$ 6,493	$ 24,125	$ 13,869	$ -

(1) Assuming revolving feature of the credit facility is not extended and calculated at the September 30, 2009 effective interest rate of 3.8% and assuming a constant debt level equivalent to the balance at September 30, 2009.

(2) Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at September 30, 2009, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the nine month period ended September 30, 2009 forward physical gas fixed-price sales contracts resulted in realized gains of $1.3 million that have been included in oil and natural gas revenue ($0.9 million loss for the nine month period ended September 30, 2008). In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings (loss) for three and nine month periods ended September 30, 2009 were $56.3 million and $145.9 million respectively ($0.9 million and $9.9 million losses for the three and nine month periods ended September 30, 2008). Of the total realized gains on financial instruments, included in earnings for three and nine month periods ended September 30, 2009, $41.4 and $89.1 million, respectively, were recorded as a result of settlement of contracts prior to maturity ($11.2 and 13.0 million for three and nine month periods ended September 30, 2008). Unrealized loss on financial instruments of $45.8 million for the three month period ended September 30, 2009 was mostly a result of settlements of contracts prior to maturity.

Natural gas commodity contracts

At September 30, 2009 the Trust had entered into forward gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	145,000	$ 3.993			October 2009
Physical	sold	7,500	$ 5.763			October 2009
Physical	bought	(7,500)	$ 7.147			October 2009
Financial	sell	2,500	-	$ 4.750	$ 6.250	October 2009–December 2009
Financial	sell	1,000	-	$ 5.000	$ 7.550	October 2009 – March 2010
Financial	sold	110,000	$ 5.762			November 2009 – March 2010
Financial	bought	(12,500)	$ 5.550			November 2009 – March 2010
Financial	sold	107,500	$ 7.243			April 2010 – October 2010
Financial	sold	107,500	$ 7.775			November 2010 – March 2011
Physical	sold	10,000	$ 7.745			November 2010 – March 2011
Financial	sold	50,000	$ 6.329			April 2011 – October 2011
Financial	sold	89,679	$ 6.777			January 2013 – March 2013

The Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option the counterparties have paid $3.4 million and $4.3 million in upfront premiums in 2008 and 2009 respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Trust’s cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	5,000	-	-	$ 8.500	November 2009 – March 2010
Financial	sold	20,000	-	-	$ 7.250	January 2010 – December 2010
Financial	sold	5,000	-	-	$ 7.750	April 2010 – October 2010
Financial	sold	22,500	-	-	$ 8.222	November 2010 – March 2011

At September 30, 2009 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	2,500	$ 3.725	October 2009
Financial	bought	(2,500)	$ 3.495	October 2009
Financial	sold	12,500	$ 4.210	November 2009
Financial	bought	(10,000)	$ 4.265	November 2009

At September 30, 2009 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	12,500	$ (0.803)	October 2009
Financial	bought	(12,500)	$ (0.811)	October 2009
Physical	sold	10,000	$ (0.748)	October 2009
Physical	bought	(10,000)	$ (0.760)	October 2009
Financial	sold	32,500	$ (0.693)	November 2009 – March 2010
Financial	bought	(25,000)	$ (0.805)	November 2009 – March 2010
Physical	sold	30,000	$ (0.673)	November 2009 – March 2010
Financial	sold	7,500	$ (0.695)	November 2009 – March 2010
Financial	sold	5,000	$ (0.770)	April 2010 – October 2010
Financial	bought	(5,000)	$ (0.810)	April 2010 – October 2010
Physical	sold	17,500	$ (0.445)	April 2010 – October 2010
Physical	bought	(17,500)	$ (0.731)	April 2010 – October 2010
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	15,000	$ (0.547)	April 2011 – October 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011

The following table reconciles the Trust’s financial instrument assets and liabilities as at September 30, 2009:

	Current Financial Instrument Asset (Liability)	Long Term Financial Instrument Asset (Liability)	Total
Balance at December 31, 2008	$ 45,262	$ 13,406	$ 58,668
Unrealized (loss)/gain, excluding option premiums	(12,039)	12,014	(25)
Acquired from Profound	814	-	814
Balance at September 30, 2009	$ 34,037	$ 25,420	$ 59,457

Commodity price sensitivity analysis

As at September 30, 2009, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $19.7 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Trust’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at September 30, 2009.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Trust’s future distributions and capital investments.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the three months ended September 30, 2009.

Interest rate sensitivity analysis

For period three months ended September 30, 2009, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Trust's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged in 2009 from prior reporting periods. The Trust intends to seek debenture holder approval to amend and extend certain series of convertible debentures (see Note 6).

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended September 30, 2009:

Net debt ($ thousands)	September 30, 2009
Bank debt	$ 298,780
Convertible debentures, measured at principal amount	$ 230,168
Working capital deficiency (surplus) (2)	$ (3,231)
Net debt	$ 525,717
Cash flow provided by operating activities	$ 54,579
Exploration costs (3)	$ 1,218
Expenditures on asset retirement obligations	$ 483
Changes in non-cash operating working capital	$ 3,319
Funds flow	$ 59,599
Annualized funds flow (1)	$ 238,396
Net debt to annualized funds flow ratio (times) (1)	2.21

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at September 30, 2009, the Trust’s ratio of net debt to annualized funds flow was 2.21 to 1.  This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, distributions, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Trust’s Unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at September 30, 2009.

The capital structure at September 30, 2009 was as follows:

Net debt	$ 525,717
Total equity (net of deficit) (1)	268,611
Non-controlling interest	1,583
Total capital at September 30, 2009	$ 795,911

(1)

As at September 30, 2009 the closing market price of Paramount Energy Trust’s Units was $5.30.

Fair value of financial instruments

The Trust’s financial instruments as at September 30, 2009 and December 31, 2008 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

The fair values of marketable securities and convertible debentures are based on exchange traded values in active markets as at the balance sheet date.

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short terms to maturity.

The fair value of derivative contracts is based on the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

11.

OPERATING LEASES

a)

Operating leases

As of September 30, 2009, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2009	897
2010	3,597
2011	1,374
2012	646
After 2013	54
Total commitment	$ 6,568

b)

Pipeline commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of September 30, 2009, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2009	1,936
2010	5,657
2011	2,783
2012	1,826
After 2013	2,586
Total commitment	$ 14,788

12.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Energy Resources Conservation Board (the “ERCB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three and nine month periods ended September 30, 2009 PET had received $1.9 million and $7.1 million respectively ($6.0 million and $16.5 million for the three and nine month periods ended September 30, 2008) for gas over bitumen royalty adjustments. Of this amount, for the three and nine month periods ended September 30, 2009 $0.3 million and $1.1 million respectively has been recorded as revenue and $1.6 million and $6.0 million has been recorded on the Trust’s balance sheet (three and nine month periods ended September 30, 2008 $1.0 million and $2.9 million as revenue and $5.0 million and $13.6 million on the Trust’s balance sheet, respectively).

13.   SUBSEQUENT EVENT

On October 16, 2009, the ERCB issued Decision 2009-061 in response to applications by Sunshine Oilsands Ltd. and Total E&P Canada Ltd. for the shut-in of gas in the Liege Field within the Athabasca Oil Sands Area. Having considered the evidence submitted to an interim hearing, the ERCB concluded that production of gas from 228 intervals in 158 wells may present a significant risk to future bitumen recovery, pending the outcome of the full hearing of the applications. The Board also decided to shut in gas on an interim basis from 51 additional intervals in the Liege Wabiskaw A Pool, 15 additional intervals in the Liege Leduc A Pool, two additional intervals in the Liege Wabiskaw O Pool, and one additional interval in the Liege Wabiskaw M Pool.

The ERCB ordered the interim shut-in of gas production effective October 31, 2009. Production from these intervals shall remain shut in pending the ERCB’s final decision regarding Applications No. 1613543 and 1616123 (the “Applications”). Because this was an interim proceeding, the ERCB did not have the benefit of the entirety of the evidence and argument that will ultimately be made available, nor was the ERCB in a position to assess the merits based on the totality of evidence. Accordingly, the ERCB advised that the interim decision should not be considered as conclusive or permanent with regard to the issues to be addressed at the full hearing. The schedule put forth by the ERCB accommodates a full hearing on this matter to be held in the fourth quarter of 2010.

PET has 70 wells that are specifically named for interim shut-in. An additional 18 wells have been shut-in due to the shut-in of facilities in the area.  PET has applied for the royalty reductions provided in the Royalty Regulation for gas production shut in pursuant to this ERCB decision.